UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. )
                             -----------------------

                             WINFIELD CAPITAL CORP.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                   973859 11 9
                                 (CUSIP Number)
                             -----------------------

                             MARTIN FLUMENBAUM, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                             TEL NO.: (212) 373-3191
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                NOVEMBER 1, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                Page 1 of 7 Pages





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                                  SCHEDULE 13D

CUSIP NO.  973859119                                     Page 2 of 7 Pages




1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Anthony Marchiano

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ]
                                                        (B) [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                       [X]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                     7         SOLE VOTING POWER

NUMBER OF                          500,000
SHARES

                     8         SHARED VOTING POWER
BENEFICIALLY OWNED
                                   -0-
BY EACH REPORTING
                     9         SOLE DISPOSITIVE POWER

PERSON                             500,000
WITH
                    10         SHARED DISPOSITIVE POWER

                                   -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       500,000  Shares

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                               [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.95%

14     TYPE OF REPORTING PERSON

       IN







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                                                            Page 3 of 7 Pages



ITEM 1.  SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Winfield Capital Corp., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 237 Mamaroneck Avenue, White Plains, New York 10605.

ITEM 2.  IDENTITY AND BACKGROUND.

            (a)   This statement is filed by Mr. Anthony Marchiano.

            (b) Mr. Marchiano's business address is c/o A.S. Goldmen & Company, 1100 Fifth Avenue South, Naples, Florida 34102.

            (c) Mr. Marchiano's principal occupation is acting as the Chief Executive Officer and President of A.S. Goldmen & Company, an investment banking firm.

            (d) Mr. Marchiano has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, Mr. Marchiano has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below.

                  In February 1997, the Massachusetts Securities Division (the "Division") commenced an administrative action titled In the Matter of A.S. Goldmen & Company, Inc., Anthony J. Marchiano and Stuart Winkler in which Anthony J. Marchiano was named as a defendant. The complaint alleged that A.S. Goldmen, Anthony Marchiano and Stuart Winkler (the "Respondents") sold to Massachusetts investors securities that were neither registered nor exempt from registration in Massachusetts and that such conduct violated Sections 101 & 301 of the Massachusetts Uniform Securities Act (the "Act"). With respect to Mr. Marchiano, the complaint alleged that, as a control person of A.S. Goldmen, by virtue of the conduct alleged, Mr. Marchiano failed to supervise the firm's brokers to assure compliance with the Act.

                  In July 1997, the Respondents and the Massachusetts Securities Division agreed to settle the above-described administrative action. As a condition of the settlement, the Division's findings of fact and conclusions of law were neither admitted nor denied by the Respondents.

                  A.S. Goldmen, Mr. Marchiano and Mr. Winkler agreed to withdraw their respective registrations as broker-dealer and broker-dealer agents with the Division. For a period of five years from the date of the Final Order, Respondents further agreed not to apply or reapply for registration with the Division. Respondents also agreed to, and have since made, a $50,000 contribution to an investor education fund established by the Secretary of the Commonwealth of Massachusetts. A.S. Goldmen also agreed to make a written Offer of Rescission to each Massachusetts client to whom the firm allegedly sold unregistered securities during the relevant period.

            (f)   Mr. Marchiano is a citizen of the United States of America.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The shares of Common Stock reported herein as beneficially owned by Mr. Marchiano were acquired in open market transactions at the times and for the consideration set forth in the table below. Mr. Marchiano paid for such shares with his personal funds.


                                          Purchase
                  No. of                  /Sales       Aggregate      Number
                  Shares      No. of      Price per    Purchase/     of Shares
    Date         Purchased   Shares Sold    Share     Sales Price    (Balance)
    ----         ---------   -----------  ---------   -----------    ----------

     11/1/96      115,130                $1.675         $259,909.75   155,130
     11/1/96      154,000(1)             $1.50          $231,000.00   309,130
      1/7/97      100,000                $1.437         $143,700.00   409,130
     2/28/97                  20,000(1)  $1.59          $ 31,800.00   389,130
     3/21/97       36,251(2)             $1.95          $ 70,689.45   425,381
     5/29/97       28,765                $1.41          $ 40,558.65   454,146
     5/30/97          200                $1.375         $    275.00   454,346
      6/2/97                  19,200     $1.312         $ 25,190.40   435,146
      6/4/97       29,000                $1.312         $ 38,048.00   464,146
     6/24/97          500                $1.13          $    565.00   464,646
      8/8/97       35,354                $1.328         $ 46,950.11   500,000

------------------
(1)   These shares are (or were) held directly by Gas Motors Inc.
      ("Gas Motors"). Mr. Marchiano is the sole shareholder of Gas Motors and, accordingly, is deemed to be the beneficial owner of the shares held by it.

(2)   Of these shares, 16,251 are held directly by Gas Motors.

ITEM 4.     PURPOSE OF TRANSACTION.

            Mr. Marchiano acquired the shares of Common Stock reported in Item 3 solely for investment and not for the purpose of acquiring control of the Issuer. Mr. Marchiano may from time to time resell shares of Common Stock, or acquire additional shares of Common Stock, in open market (or private) transactions as market conditions warrant.

            Except as described above, Mr. Marchiano does not have plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a National Securities Exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered National Securities Association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j)   Any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Mr. Marchiano beneficially owns 500,000 shares of Common Stock, representing 9.95% of the outstanding shares of Common Stock (based on 5,023,361 outstanding shares of Common Stock).

            (b) Mr. Marchiano has the sole power to vote, direct the vote of, or dispose of or direct the disposition of, any and all of the shares of Common Stock he beneficially owns.

            (c) Except as described in Item 3, Mr. Marchiano has not effected any transactions in the Common Stock during the past 60 days.

            (d) As the direct holder of certain of the shares of Common Stock reported herein (as described in Item 3), Gas Motors may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported in Item 3 as held directly by it. Mr. Marchiano knows of no other person having any such right or power with respect to any of the shares of Common Stock reported herein.

            (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 and between such persons and any other person with respect to any securities of the Issuer.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Not applicable






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                                                             Page 7 of 7



                                     SIGNATURE

            After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 1997




                              /s/ Anthony Marchiano
                              ---------------------
                                  Anthony Marchiano